April 17, 2026

Repay Holdings Corporation

3060 Peachtree Road NW, Suite 1100

Atlanta, Georgia 30305

Attention: Board of Directors

Dear Members of the Board,

I am writing to you on behalf of Forager Capital Management, LLC (“Forager”). We have followed Repay Holdings Corporation (the “Company”) since its IPO, and we currently own approximately 13% of the issued and outstanding shares. We have a high regard for the Company and its shareholders, which is why we reached out to John Morris, Rob Houser, and Stewart Grisante on April 13, 2026 to request a preliminary, exploratory discussion about a potential acquisition of the Company. We made clear at that time that we had not formed any definitive plan or proposal.

We were disappointed that the Board’s immediate reaction to that exploratory outreach was to implement a shareholder rights plan less than 24 hours later. We believe this response is difficult to reconcile with a genuine commitment to maximizing shareholder value.

Our Proposal

We are pleased to propose acquiring 100% of the outstanding shares of Common Stock of the Company at a price of $4.80 per share in cash (the “Transaction”). The proposed $4.80 per share price represents a 75% premium to the Company’s 30-day volume-weighted average price of $2.75 and provides shareholders with certain cash value today. Given our ownership position and applicable disclosure obligations, we must publicly disclose this letter. We hope this will facilitate constructive discussions with the Board, with the goal of entering into a mutually agreeable transaction that is in the best interest of all shareholders.

We believe this is a compelling opportunity for shareholders to realize the full value of their shares in a single, decisive transaction. Our experience with the short-term focus of small cap public markets has led us to believe that the Company will be best equipped to execute its mission as a private entity, removing certain public company costs, responsibilities, obligations, and distractions. In the current environment, we believe our proposal offers a clear and immediate path to liquidity and certainty at a compelling premium.

For the avoidance of doubt, this letter is non-binding and is subject to the execution of definitive documentation and the completion of confirmatory due diligence as described below.

Transaction Conditions

We have access to sufficient financing to complete the Transaction. The proposal is not subject to a financing condition. We propose that the Transaction be accomplished through a negotiated merger agreement. This proposal is subject only to customary conditions, including receipt of required regulatory approvals and the execution of a definitive merger agreement containing terms and conditions customary for a transaction of this type and size, including existing contractual arrangements.

Path to Completion

We are committed to moving quickly and efficiently. Because the Company is publicly listed, we believe we can conduct confirmatory due diligence simultaneously with negotiating a merger agreement in the coming weeks. So that this process can proceed in an orderly and constructive manner, we are prepared to enter into a customary confidentiality agreement.

We have engaged White & Case LLP to advise us on legal matters in connection with the Transaction. We stand ready to meet with the Board and its representatives at the earliest opportunity.

Our Track Record

We have the financial capacity and a demonstrated track record of closing transactions of this nature swiftly and with a high degree of certainty. Most recently, we successfully completed the acquisition of Quipt Home Medical, a publicly listed company, last month for approximately $260 million. That transaction closed on schedule and without complication. We are highly confident in our ability to bring this Transaction to a successful close on an accelerated timeframe, and we are willing to commit extensive resources to do so.

Conclusion

We strongly believe that our proposal is in the best interests of shareholders, and we believe that the Company’s employees, vendors, and customers will benefit from the significant growth opportunities we can provide. We look forward to working constructively with the Board to accomplish the proposed Transaction in the best interest of all shareholders.

Sincerely,

Johnny Wilhelm